UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045388



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2/20/15

| SEC FILE NUMBER |
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| 8-15521 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**Gerson, Horowitz, Green Securities Corp.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street, Suite 2322
(No. and Street)

New York (City) — New York (State) — 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Horowitz, President — (212) 489-0100 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) — New York (City) — New York (State) — 10107 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Albert Horowitz, President and Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gerson, Horowitz, Green Securities Corp. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________

________________________________

________________________________

Albert Horowitz, President

Sworn and subscribed to before me this 13 day of Feb., 2015.

LINDA M ANDRIS
Notary Public
State of New Jersey
My Commission Expires Mar 14, 2018

**This report contains (check all applicable boxes):**

| | | | |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Cash Flows. | 4 |
| (x) | (e) | Statement of Changes in Stockholder's Equity. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6-7 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 8 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Oath or Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report (not required). | |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | |
| (x) | (o) | Review report on management's assertion letter regarding (k)(1) | 9 |
| (x) | (p) | Management's assertion letter regarding (k)(1) exemption | 10 |

# VB&T

**Certified Public Accountants, PLLC**

**250 W57th Street**
**Suite 1632**
**New York, NY 10107**
**T:1.212.448.0010**
**F:1.212.448-0053**

**E-mail:**
**fvb@getcpa.com**
**rtse@getcpa.com**
**info@getcpa.com**
**www.getcpa.com**


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gerson, Horowitz, Green Securities Corp.

We have audited the accompanying financial statements of Gerson, Horowitz, Green Securities Corp., (a New York Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gerson, Horowitz, Green Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the company's financial statements. The supplemental information is the responsibility of the company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*VB&T Certified Public Accountants, PLLC*

New York, NY

February 5, 2015

# GERSON, HOROWITZ, GREEN SECURITIES CORP.
## BALANCE SHEET
## DECEMBER 31, 2014

### Assets

| | | |
|---|---|---|
| Cash | $ | 28,410 |
| Accounts receivable | | 1,476 |
| Prepaid expense | | 1,152 |
| Total Assets | $ | 31,038 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 600 |
| Total Liabilities | | 600 |
| Contingencies | | - |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock, no par value, 200 shares authorized, issued and outstanding | | 7,500 |
| Additional paid in capital | | 16,763 |
| Retained earnings | | 6,175 |
| Stockholder's equity | | 30,438 |
| **Total Liabilities and Stockholder's Equity** | $ | 31,038 |

The accompanying notes are an integral part of these financial statements.

# GERSON, HOROWITZ, GREEN SECURITIES CORP.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 83,473 |
| Total revenues | 83,473 |
| **Expenses:** | |
| Regulatory fees | 1,693 |
| Travel and entertainment | 42,257 |
| Auto lease and expense | 3,072 |
| Office administration services | 12,500 |
| Professional fees | 10,398 |
| Office expenses | 10,890 |
| Insurance | 5,835 |
| Telephone and utilities | 6,513 |
| Taxes | 50 |
| Total cxpenses | 93,208 |
| **Net (loss)** | $ (9,735) |

The accompanying notes are an integral part of these financial statements.

**GERSON, HOROWITZ, GREEN SECURITIES CORP.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2014**

| | |
|---|---|
| **Cash Flows (Used) In Operating Activities:** | |
| Net (loss) | $ (9,735) |
| Adjustment to reconcile net loss to net cash provided in operating activities: | |
| Changes in other assets and liabilities: | |
| Decrease in accounts receivable | 1,332 |
| Increase in accounts payable and accrued expenses | 500 |
| **Net cash (used) in operating activities** | (7,903) |
| **Cash Flows Used) In Investing Activities:** | |
| None | - |
| **Net cash (used) in investing activities** | - |
| **Cash Flows(Used) In From Financing Activities:** | |
| Shareholder distribution | (5,491) |
| **Net cash (used) in financing activities** | (5,491) |
| **Net (decrease) increase in cash** | (13,394) |
| **Cash - January 1, 2014** | 41,804 |
| **Cash - December 31, 2014** | $ 28,410 |

Supplementary information:

| | |
|---|---|
| Taxes paid | $ 50 |

The accompanying notes are an integral part of these financial statements.

# GERSON, HOROWITZ, GREEN SECURITIES CORP.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | Capital Stock | Total Retained Earnings | Additional Paid In Capital | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2014 | $ 7,500 | $ 21,402 | $ 16,763 | $ 45,665 |
| Net (loss) | - | (9,735) | - | (9,735) |
| Stockholder's distribution | | (5,491) | | (5,491) |
| Balance, December 31, 2014 | $ 7,500 | $ 6,176 | $ 16,763 | $ 30,438 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Gerson, Horowitz, Green Securities Corp. (the "Company") is a registered broker-dealer in securities transactions under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated on January 9, 1970 in the State of New York.

The Company is licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Revenue Recognition**
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

**Cash**
Cash consists of amounts denominated in US dollars. The Company does not at any time maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

**Income Taxes**
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal and state income taxes on its corporate income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's income, deductions, losses and credits.

**Commitments and Contingencies**
The Company maintains a $50,000 line of credit with a bank. At December 31, 2014, the Company had no outstanding balance under the terms of this credit line.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $29,286 which was $24,286 in excess of the amount required.

## 4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 5, 2015, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

# GERSON, HOROWITZ, GREEN SECURITIES CORP.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2014

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholder's equity | $ | 30,438 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expense | | (1,152) |
| Net capital before haircuts on securities positions | | 29,286 |
| Haircuts on securities positions | | - |
| Undue concentration | | - |
| Net Capital | | 29,286 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in the statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 600 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 40 |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 24,286 |
| Net capital less greater of 10% of total AI or 120% of min. net capital | $ | 23,286 |
| Percentage of aggregate indebtedness to net capital is | | 2.05% |

**Reconciliation of net capital as originally reported to the above computation**

| | | |
|---|---|---|
| Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited) | $ | 28,718 |
| Haircut on securities | | 568 |
| Net capital as reported above | $ | 29,286 |

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448-0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gerson, Horowitz, Green Securities Corp.

We have reviewed management's statements, included in the accompanying "Assertions Regarding Exemption Provisions", in which (1) Gerson, Horowitz, Green Securities Corp. identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Gerson, Horowitz, Green Securities Corp. claim exemption from 17 C.F.R. §240.15c3-3-(k)(1), (the "exemption provisions") and (2) Gerson, Horowitz, Green Securities Corp. stated that Gerson, Horowitz, Green Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerson, Horowitz, Green Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerson, Horowitz, Green Securities Corp's. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

*VB&T Certified Public Accountants, PLLC*

New York, NY

February 5, 2015

**Gerson Horowitz Green Securities Corp.**
250 West 57th Street, Suite 2322
New York, NY 10107
Tel (212) 489-0100
Fax (212) 489-0174

# Assertions Regarding Exemption Provisions

I, as a member of management of Gerson, Horowitz, Green Securities Corp. am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014).

Gerson, Horowitz, Green Securities Corp.

By: ______________________

Albert Horowitz, President

______________________

February 3, 2015